The New Ireland Fund (the "Fund")

                4/30/07 N-SAR Exhibit

Item 77K-

On January 23, 2007, Grant Thornton LLP ("Grant
Thornton") resigned as independent registered public accounting firm for the New Ireland Fund, Inc. (the
"Fund"). Grant Thornton resigned due to an independence conflict, which had recently arisen due to one of their International member firms undertaking new non audit work for an affiliate of the Fund, and not as a result of any disagreement between the Fund and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Tait, Weller & Baker LLP ("Tait Weller") was subsequently selected as the Funds' independent registered public accounting firm. The Funds' selection of Tait Weller as its independent registered public accounting firm was recommended and approved by the Fund's Audit
Committee and was approved by the Fund's Board of Directors.

The reports on the Financial Statements audited by Grant Thornton for the years ended October 31, 2006 and 2005 for the Funds did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between the Fund and Grant Thornton on any matters of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements of such years, or through January
23, 2007.

The Fund has requested that Grant Thornton furnish the Fund with a letter addressed to the SEC stating whether or not it agreed with the above statements. A copy of such letter, dated June 18, 2007, is filed as an exhibit to this Form N-SAR.
THE OFFIT VARIABLE INSURANCE FUND, INC.